Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 11, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2145

Diversified Credit Portfolio of ETFs, Series 19

File Nos. 333-257597 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2145, filed on July 1, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 19 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in exchange-traded funds that may invest in convertible securities. Please disclose whether these exchange-traded funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response: The exchange-traded funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

Investment Summary — Principal Risks

2.       The “Principal Investment Strategy” section states that the trust may invest in preferred exchanged-traded funds. If invests principally in such securities, please provide the corresponding risk disclosures.

Response:       If the trust invests in preferred exchange-traded funds, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren